UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934

Sen Yu International Holdings, Inc.
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(Name of Issuer)

Common Stock, $0.001 par value per share
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(Title of Class of Securities)

816857 106
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(CUSIP Number)

February 17, 2011
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(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [   ] Rule 13d-1 (b)

        [X] Rule 13d-1 (c)

        [   ] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP 816857 106

1.		Name of Reporting Persons D. D Investment Co., Limited

2.		Check the Appropriate Box if a Member of a Group	(a)	☐
			(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization The Republic of the Marshall Island

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,490,660

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,490,660

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,490,660

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 10.65%*

12.	Type of Reporting Person CO

*SEE INSTRUCTION BEFORE FILLING OUT

* Percentage is calculated on the basis of 20,892,982 shares of Common Stock outstanding as of February 18, 2011.

CUSIP 816857 106

1.	Name of Reporting Persons Ye Wu

2.	Check the Appropriate Box if a Member of a Group		(a)	☐
			(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,490,660 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,490,660 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,490,660 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 10.65%*

12.	Type of Reporting Person IN

*SEE INSTRUCTION BEFORE FILLING OUT
(1) Mr. Ye Wu is deemed to be the “beneficial owner” of 2,490,660 shares held by D. D Investment Co., Limited in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

 * Percentage is calculated on the basis of 20,892,982 shares of Common Stock outstanding as of February 18, 2011.

Item 1.	(a)	Name of Issuer.
Sen Yu International Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices.
19 West 44th Street, Suite 1108 New York, NY 10036

Item 2.	(a)	Name of Person Filing.
1. Wu Ye
2. D. D Investment Co., Limited

	(b)	Address of Principal Business Office.
For both reporting persons: Haizhu Cheng Haihui Ge, Apt.12A Chuangye St. Nanshan District Shenzhen, China 518054

	(c)	Citizenship.
Ye Wu is a citizen of People’s Republic of China. D. D Investment Co., Limited is a Marshall Islands company.

	(d)	Title Class of Securities.
Common Stock, $0.001 par value per share

	(e)	CUSIP Number.
816857 106
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable
	(a)	[ ]	Broker or dealer registered under Section 15 of the Act.
	(b)	[ ]	Bank as defined in Section 3(a) (6) of the Act.
	(c)	[ ]	Insurance company as defined in Section 3(a) (19) of the Act.
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[ ]	An investment adviser in accordance with § 240.13d-1 (b) (1) (ii) (E).
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1 (b) (1) (ii) (F).
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1 (b) (1) (ii) (G).
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c) 14 of the Investment Company Act of 1940.
	(j)	[ ]	Group, in accordance with § 240.13d-1 (b) (1) (ii) (J).

Item 4.	Ownership.
The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 24, 2011

By:	/s/Ye Wu
Name:	Ye Wu

D. D Investment Co., Limited
By:	/s/Ye Wu
Name:	Ye Wu